

Mail Stop 3720

May 25, 2007

Jeff Arnold
HSW International, Inc.
3350 Peachtree Road, Suite 1500
Atlanta, Georgia 30326

Re: **HSW International, Inc.**
  Amendment No. 1 to Registration Statement on Form S-4
  File no. 333-141286
  As amended on May 17, 2007
  INTAC International, Inc.
  Form 10-K for the year ended September 30, 2006
  File no. 0-32621

Dear Mr. Arnold:

  We have reviewed the above referenced filings and have the following further comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
HSW International
Summary Financial Data, page 23

1. Please revise this table disclosure to state the inception date of HSW International.

Risk Factors, page 25

2.   We note your response to prior comment 18 and are unable to agree. Although there is disclosure in the proxy statement/prospectus concerning Mr. Zhou's significant interests in the transactions and his involvement in the merger negotiations is mentioned in the background to the merger section, separate risk factor disclosure is warranted to highlight the risk that his interests in the transactions may have influenced negotiations of the terms of the transactions. Please revise to include such a risk factor.

Background of the Merger and Distribution Business Sale, page 55

3.   We note your response to prior comment 31; however, the added disclosure is too vague. Clarify whether the INTAC board required that INTAC be the dominant company post-merger and how that would be ensured. In addition, disclose what the INTAC board's position was with respect to the number of shares that must be received by INTAC shareholders.

4.   We note your response to prior comment 33. Please include your supplemental response to our prior comment in the prospectus/proxy statement.

5.   Please provide us with a copy of the August 8, 2006 non-binding letter of intent between Mr. Zhou and INTAC. In addition, we have not yet received the board books prepared by Savian.

Opinion of INTAC's financial advisor, page 65

6.   We note your response to prior comment 42. We note your reference on page 16 that "certain" fees are payable to Savian upon completion of the merger and Distribution Sale. Quantify the amount here that is contingent upon the transactions being completed. In addition, we note that you do not believe risk factor disclosure regarding the potential conflict of interest is necessary. Although we do not necessarily agree with your conclusion, revise your added disclosure on page 82 to make clear that if the merger and distribution sale is not approved, Savian will not be paid $2,925,000 of its fee.

Notes to Financial Statements and Pro Forma Adjustments, page 129

7.   Please specifically disclose in footnote (2), and elsewhere in your filing where applicable, (a) the number of shares of INTAC that will be acquired, (b) the exchange ratio, and (c) the per share fair value assigned to the HSW International shares to be issued in the merger.

8.   It is unclear why you disclose in footnote (2) that the 19 million shares of HSW International are net of the 3.0 million shares tendered by Wei Zhou. In footnote (7) you

disclose that Wei Zhou will exchange INTAC Holdings shares. Please clarify your disclosure and advise us.

9.   Refer to Note (7) on page 150, which indicates that an independent valuation was used to determine the value of the acquired treasury shares. Please either identify the independent third party upon whom management is relying and include a consent of that independent third party as an exhibit or remove your reference to the independent valuation and disclose management's methodology and assumptions used when estimating fair value.

10.   Regarding adjustment (7), it is unclear why you are reporting treasury stock of INTAC Holdings in the pro forma balance sheet of HSW International. Please remove this item or advise us.

11.   Please clarify your response to comment 60. Describe for us the evidence that you have relied upon to support your expectation that your internet licenses will be renewed automatically at the end of each 5 year term.

12.   We are considering your response to comment 61.

13.   Expand your revisions to Pro Forma Adjustment Note (3) on page 149 as previously requested in comment 62. See the disclosure guidance of Question 2 of SAB Topic 1B1 and include an explanation of the allocation methods used along with management's assertion that the methods used are reasonable. Further, to the extent practical, include management's estimate of what these expenses would have been on a stand alone basis. Otherwise please advise such disclosure is impractical.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: *Via facsimile: 8610 6563 6001*
         Lee Edwards, Esq.
         Shearman & Sterling, LLP